Exhibit 4.2

VIVAKOR, INC.
NOTICE OF GRANT OF NON-QUALIFIED STOCK OPTIONS

This Non-Qualified Stock Option Agreement consists of this Notice of Grant of Non-Qualified Stock Options (the “Grant Notice”) and the Non-Qualified Stock Option Award Agreement (“Agreement”) immediately following. The Non-Qualified Stock Option Agreement sets forth the specific terms and conditions governing this grant of Non-Qualified Stock Options. Capitalized terms used in this Grant Notice but not otherwise defined herein, shall have the meanings ascribed to them in the Agreement immediately following.

Name of Optionee:	Aldali Int’l. for Gen. Trading & Cont. Co. (DIC)

Total No. of shares of Stock subject to the Option:	One Million (1,000,000)

Grant Date:	May 31, 2023

Expiration Date:	The first anniversary after the Optional Exercise Date.

Exercise Price:	USD$1.179, which price is not less that the Fair Market Value on the Grant Date.

Vesting Schedule:	The Option shall vest immediately.

by executing this NON-QUALIFIED stock option AGREEMENT, THE optionee acknowledges that it has read and understands the provisions of this grant NOTICE and the AGREEMENT, and agrees that this grant NOTICE AND agreement shall govern the terms and conditions of thIS AWARD. THIS NON-QUALIFIED STOCK OPTION AGREEMENT IS NOT BEING GRANTED UNDER A COMPANY STOCK OPTION PLAN.

IN WITNESS WHEREOF, the Corporation and Optionee have duly executed this Non-Qualified Stock Option Agreement, and this Non-Qualified Stock Option Agreement shall be effective as of the Grant Date set forth above.

VIVAKOR, INC.	ALDALI INT’L. FOR GEN. TRADING & CONT. CO. (DIC)

By:	By:
Print Name:	Print Name:
Its:	Its:

NON-QUALIFIED STOCK OPTION AGREEMENT

This Non-Qualified Stock Option Agreement (“Agreement”) is between Vivakor, Inc., a Nevada corporation (“Corporation”) and the company (“Optionee”) identified in the Notice of Grant of Non-Qualified Stock Options (“Grant Notice”), and is effective as of the grant date referenced in the Grant Notice (“Grant Date”). This Agreement supplements the Grant Notice to which it is attached, and, together, with the Grant Notice, constitutes the “Non-Qualified Stock Option Agreement” referenced in the Grant Notice.

RECITALS

A. This Non-Qualified Stock Option Agreement is being granted to the Optionees pursuant to the terms of that certain Secured Promissory Note.

B. In consideration of the mutual covenants and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation and the Optionees agree as follows:

AGREEMENT

1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. All references to the Code shall be interpreted to include a reference to any applicable regulations, rulings or other official guidance promulgated pursuant to such section of the Code.

(b) “Fair Market Value” means the closing price of one share of Stock on the trading date immediately preceding the Grant Date as reported on the Nasdaq or such other exchange on which the Stock is then traded (or if no such price was reported on such date, the closing price of the Stock on the last trading day before the Grant Date on which such closing price was reported).

(c) “Optional Exercise Date” means the day after all amounts due under the Secured Promissory Note have been repaid in full.

(d) “Secured Promissory Note” means that certain Secured Promissory Note issued by the Corporation to the Optionee on the Grant Date.

(e) “Stock” means the common stock of the Corporation, $0.001 par value per share.

2. Grant of Option. Subject to the terms of this Agreement, the Corporation grants to Optionee the right and option to purchase from the Corporation all or any part of the aggregate number of shares of Stock specified in the Grant Notice (“Option”). The Option granted under this Agreement is not intended to be an “Incentive Stock Option” under Section 422 of the Code.

3. Exercise Price. The exercise price under this Agreement is the exercise price per share of Stock specified in the Grant Notice, which is not less than the Fair Market Value of a share of Stock on the Grant Date.

4. Vesting of Option. The Option shall vest and become exercisable according to the vesting schedule set forth in the Grant Notice.

5. Exercise of Option. This Option may be exercised in whole or in part at any time after it vests in accordance with Section 4 and before the Option expires by delivery of a written notice of exercise (under Section 6 below) and payment of the exercise price. The exercise price may be paid by (i) extinguishment of amounts due to the Optionee by the Corporation under the Secured Promissory, or (ii) after the Optional Exercise Date by the payment of the Exercise Price in Cash (in U.S. Dollars), or (iii) such other method permitted by the Board and communicated to the Optionee before the date the Optionee exercises the Option.

6. Method of Exercising Option. Subject to the terms of this Agreement, the Option may be exercised by timely delivery to the Corporation of written notice, which notice shall be effective on the date received by the Corporation, and payment of the Exercise Price. The notice shall state Optionee’s election to exercise the Option and the number of underlying shares in respect of which an election to exercise has been made.

7. Term of Option. The Option granted under this Agreement expires one (1) year after the Optional Exercise Date (the “Expiration Date”).

8. Withholding; Tax Advice. The Corporation shall have the power to withhold, or require the Optionee to remit to the Corporation, the amount necessary to satisfy federal, state, and local withholding tax requirements with respect to the exercise of the Option. To the extent that alternative methods of withholding are available under applicable tax laws, the Corporation shall have the power to choose among such methods. To the extent permissible under applicable tax, securities, and other laws, the Corporation may, in its sole discretion, permit Optionee to satisfy a tax withholding requirement by: (a) using already owned shares of Stock that have been held by Optionee for at least six (6) months or longer (which holding period may be waived by the Corporation); (b) a broker-assisted “cashless” transaction; (c) directing the Corporation to apply shares of Stock to which Optionee are otherwise entitled to satisfy the required withholding amount; or (d) personal check or other cash equivalent acceptable to the Corporation. The Optionee hereby acknowledges that neither the Corporation nor any of its representatives has provided to Optionee any tax-related advice with respect to the matters covered by this Agreement. The Optionee understand and acknowledge that Optionee are solely responsible for obtaining their own tax advice with respect to the matters covered by this Agreement.

9. Nontransferability of Options. The Options granted by this Agreement shall not be transferable by the Optionee or any other person claiming through Optionee, either voluntarily or involuntarily, except as permitted by the Board.

10. Administration. This Agreement shall at all times be administered by the Board. The Board shall have the sole and complete discretion with respect to all matters under this Agreement and decisions of the Board with respect thereto and to this Agreement shall be final and binding upon Optionees and the Corporation.

11. Adjustments. Notwithstanding anything in this Agreement to the contrary, in the event of any stock splits, reverse stock splits, stock dividends, consolidations, recapitalizations, reorganizations or other changes in the Corporation’s capital structure, the Board shall make an equitable proportionate adjustment in the number of shares of Stock subject to the Option, as well as the Exercise Price, as appropriate, to prevent the dilution or enlargement of Optionees’ rights under this Agreement.

12. Compliance with Applicable Laws. The Corporation shall not be required to deliver any shares of Stock pursuant to the exercise of the Option if, in the opinion of counsel for the Corporation, such issuance would violate the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable federal or state securities laws, regulations, or rules of the exchange or quotation system on which the shares of Stock are listed. Notwithstanding anything herein to the contrary, the Corporation shall not be required to issue or deliver any certificates evidencing shares of Stock, make any book entry credits, or take any other action to evidence the ownership of shares of Stock pursuant to the exercise or settlement of the Option, unless and until the Corporation has determined, with advice of counsel, that the issuance and delivery of such certificates, book entry credits, or other evidence of ownership, is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange or quotation system on which the shares of Stock are listed, quoted or traded. All Stock certificates, book entry credits, or other evidence of ownership delivered pursuant to this Agreement are subject to any stop-transfer orders and other restrictions as the Corporation deems necessary or advisable to comply with applicable law and the rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Corporation may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Corporation may require that Optionees make such reasonable covenants, agreements, and representations as the Corporation, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

13. No Shareholders Rights. The Optionee will have no voting rights or any other rights as a shareholder of the Corporation with respect to the Option until the Optionee has become the holder of record of such shares of Stock underlying the Option.

14. Governing Law. This Agreement shall be interpreted and administered under the laws of the State of Texas.

15. Amendment. This Agreement may only be amended with the written approval of the Optionee and the Corporation, provided, that, to the extent any modification, alteration or amendment is made pursuant to the adjustment provisions of Section 12, or is necessary to comply with any provision of applicable law, rule or regulation, or to secure favorable tax treatment for the Optionees or the Corporation, the Corporation may act unilaterally to modify, alter or amend the Agreement. The provisions of this Agreement may not be waived or modified unless such waiver or modification is in writing and signed by a representative of the Board.

16. Entire Agreement; Severability. This Agreement constitutes the entire, final, and complete agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, promises, understandings, negotiations, representations, and commitments, both written and oral, between the parties hereto with respect to the subject matter hereof. If any provision of this Agreement, or the application of any such provision to any person or circumstance, is held to be unenforceable or invalid by any court of competent jurisdiction or under any applicable law, the parties hereto shall negotiate an equitable adjustment to the provisions of this Agreement with the view to effecting, to the greatest extent possible, the original purpose and intent of this Agreement, and in any event, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

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